SECU 19008352

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerson, Horowitz, Green Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th St Suite 1614
(No. and Street)

New York	NY	10107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. May — 212-489-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson, Horowitz , Green Securities Corp, as of December 31, 2018, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BIANCA BUCCHERI
Notary Public, State of New York
Qualified in Kings County
No. 01BU6333825
Commission Expires 12/7/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gerson, Horowitz, Green Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gerson, Horowitz, Green Securities Corp. as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gerson, Horowitz, Green Securities Corp.'s management. Our responsibility is to express an opinion on Gerson, Horowitz, Green Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gerson, Horowitz, Green Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Gerson, Horowitz, Green Securities Corp.'s financial statements. The supplemental information is the responsibility of Gerson, Horowitz, Green Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Gerson, Horowitz, Green Securities Corp.'s auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2019

Gerson Horowitz Green Securites Corp
(SEC I.D. No.8-15521)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2018 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND REVIEW REPORT REGARDING EXEMPTION PROVISIONS

GERSON, HOROWITZ, GREEN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	14,356
Accounts receivable		9,561
Prepaid expense		1,595
Total assets	$	25,512

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable & accrued expenses	$	550
Loans payable - officer		5,000
Total liabilities		5,550
Stockholder's equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		7,500
Additional paid in capital		12,378
Retained earnings		84
Stockholder's equity		19,962
Total liabilities & stockholders' equity	$	25,512

SEC Mail Processing
MAR 01 2019
Washington, DC

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Commissions	$ 50,972
Total revenues	50,972
Expenses	
Travel and entertainment	10,959
Office administration services	14,400
Professional fees	11,500
Insurance	4,697
Telephone and utilities	692
Equipment rental	3,394
Office expenses	3,237
Dues, fees and subscriptions	4,274
Rent	3,600
Franchise taxes	50
Total expenses	56,803
Net loss	$ (5,831)

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows (used in) operating activities		
Net loss	$	(5,831)
Adjustment to reconcile net income to net cash (used) in in operating activities		
Changes in assets and liabilities:		
Account receivable		(481)
Accounts payable and accrued expenses		500
Net cash (used) in operating activities		(5,812)
Cash flows provided by financing activities		
Loan from officers - shareholders		5,000
Net cash used in financing activities		5,000
Net decrease in cash		(812)
Cash - January 1, 2018		15,168
Cash - Decèmber 31, 2018	$	14,356

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2018

	Capital Stock	Retained Earnings	Additional Paid In Capital	Total Stockholder's Equity
Balance January 1, 2018	$ 7,500	$ 5,915	$ 12,378	$ 25,793
Net loss	--	(5,831)	--	(5,831)
Balance, December 31, 2018	$ 7,500	$ 84	$ 12,378	$ 19,962

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue Recognition</u>
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers. No cumulative adjustment to members' equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

<u>Significant Judgement</u>
Significant Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether constraints on variable consideration should be applied due to uncertain future events.

<u>Mutual Fund Fees and Variable Annuity Fees</u>
The Company enters into agreements with Mutual Funds and Variable Annuities ("Funds") to distribute shares to investors. The Company may receive distribution fees paid by the Fund upfront, over time, upon the investors exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Mutual Fund Fees and Variable Annuity Fees (continued)
Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Fund and the investor activities are known, which usually occurs monthly or quarterly. Mutual Fund Fees and Variable Annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash
Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code. Under those provisions, the Company does not pay federal and state income taxes on its corporate income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's income, deductions, losses and credits

Commitments and contingencies
The Company maintains a $50,000 line of credit with a bank. At December 31, 2018, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At year end the ratio was .63 to 1. At December 31, 2018, the Company had net capital of $8,806 which was $3,806 in excess of the amount required.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events required adjustment to or disclosure in its financial statements.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2018, 4 customers accounted for 87% of the Company's accounts receivable and 5 customers accounted for 95% of the Company's revenue.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net capital		$
Total stockholder's equity	$	19,962
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(9,561)
Prepaid expense		(1,595)
Net capital before haircuts on securities positions		8,806
Haircuts on securities positions		---
Undue concentration		---
Net capital	$	8,806
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	550
Officer loan		5,000
Total aggregate indebtedness	$	5,550
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	370
Minimum net capital required	$	5,000
Excess net capital	$	3,806
Net capital less greater of 10% of total AI or 120% of min. net capital	$	2,806
Percentage of aggregate indebtedness to net capital is		63.02%

Reconciliation of net capital as originally reported to the above computation

Net capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	18,367
Non allowable assets		9,561
Net capital as reported above	$	8,806

The accompanying notes are an integral part of these financial statements.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gerson, Horowitz, Green Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Gerson, Horowitz, Green Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gerson, Horowitz, Green Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Gerson, Horowitz, Green Securities Corp. stated that Gerson, Horowitz, Green Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerson, Horowitz, Green Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerson, Horowitz, Green Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 27, 2019

SEC Mail Processing
MAR 01 2019
Washington, DC

GERSON HOROWITZ GREEN SECURITIES CORP

Assertions Regarding Exemption Provisions

I, as a member of the management of Gerson Horowitz Green Securities Corp ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or the dealer. Pursuant to the requirement, the management of the Company hereby makes the following assertions:

Indentified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 1Sc3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Gerson Horowitz Green Securities Corp

By: ______________________

Albert Horowitz, President